December 23, 2008


                        CERTIFICATE OF TABULATION



   Advantage Advisers Multi-Sector Fund



     Re: Advantage Advisers Multi-Sector Fund

 We hereby certify that, as of close of business on October
07, 2008 the records supplied to us show 2,601,871.1340 shares of Advantage Advisers Multi-Sector Fund in respect to the Meeting of Shareholders of said fund to be held on December 23, 2008.

 D.F. King & Co., Inc. has tabulated 1,311,955.5480 shares, which is 50.424% of the outstanding shares. A breakdown of the vote, by proposal, is attached.

 At your request, we have tabulated the proxies received, but do not guarantee the authenticity of the signatures thereon, or assume any responsibility for the legality of any proxy.


 Sincerely,
 D.F. King & Co., Inc.

 Scott Perkins


 Enclosures